UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 19, 2026, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., a corporation organized under the laws of Alberta, Canada (the “Target”), and the shareholders of the Target (the “Sellers”). Pursuant to the Agreement, the Company agreed to acquire 100% of the issued and outstanding shares of the Target from the Sellers (the “Transaction”). The Target is engaged in crude oil trading, logistics and related services.

The aggregate purchase price for the Target is US$2,000,000, subject to adjustment as set forth in the Purchase Agreement and shall be paid solely through the issuance of newly issued Class A ordinary shares of the Company (the “Consideration Shares”). The number of Consideration Shares to be issued will be determined based on the volume weighted average price of the Company’s Class A ordinary shares for the five consecutive trading days immediately preceding the closing date, subject to adjustment as provided in the Purchase Agreement.

The closing of the Transaction is subject to customary conditions. The Company currently expects the Transaction to close on or before March 31, 2026. There can be no assurance that the Transaction will be completed on the terms described above, or at all, or as to the timing of any closing. No Consideration Shares have been issued as of the date of this report.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

This report of foreign private issuer on Form 6-K, excluding Exhibit 99.1 attached hereto, is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-292319), as amended, and into the prospectus outstanding under the foregoing Registration Statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On February 23, 2026, the Company issued a press release announcing the signing of the Purchase Agreement. A copy of the aforesaid press release is attached hereto as Exhibit 99.1. The press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements.

The information in Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Such information shall not be deemed incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-292319), as amended, or into prospectus forming a part thereof, or into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT

Exhibit No.	Description
10.1	Share Purchase Agreement, dated February 19, 2026 by and between the Company and Blessing Logistics Ltd.
99.1	Press Release dated February 23, 2026.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: February 24, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

3